Pricing Term Sheet
Dated December 7, 2005
Registration Statement No. 333-103974
Rule 433
PRICING TERM SHEET

Underwriting Agreement dated December 7, 2005

Representatives:	Barclays Capital Inc.
Lehman Brothers Inc.

Designation:	Series A Floating Rate Senior Notes due 2008

Principal Amount:	$450,000,000

Maturity:	November 14, 2008

Interest Rate:	Floating rate based on the three-month LIBOR rate (calculated as described in the Preliminary Prospectus Supplement dated December 7, 2005) plus 0.40%; reset quarterly.

Interest Payment Dates:	Payable quarterly on February 14, May 14, August 14 and November 14, commencing February 14, 2006.

Public Offering Price:	100% of the principal amount thereof.

Redemption Terms:	On June 13, 2006 or any interest payment date thereafter, redeemable prior to maturity, in whole or in part, at the option of the Company at a redemption price of 100% (as described in further detail in the Preliminary Prospectus Supplement dated December 7, 2005).

Settlement:	December 13, 2005

CUSIP:	341099 CF 4

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov (and more specifically, at the URL link http://sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000037637&owner=include). Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-888-227-2275 ext. 2663 or collect at 1-212-526-9664.